UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

☒

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period ____________ to ______________

Commission File Number 1-10928

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERTAPE POLYMER CORP. USA EMPLOYEES’

STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

(f/k/a Intertape Polymer Group Inc. USA Employees’

Stock Ownership and Retirement Savings Plan)

3647 Cortez Road West

Bradenton, Florida 34210

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200

Ville St. Laurent, Quebec, Canada H4M 2X5

______________________________________________________________________________

TABLE OF CONTENTS

Intertape Polymer Corp. USA Employee’s Stock Ownership

and Retirement Savings Plan

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	4
Notes to Financial Statements	5-9
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – as of December 31, 2007	11
SIGNATURE	12
EXHIBIT INDEX
Exhibit 23.1 – Consent of Grant Thornton, LLP, Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees

Intertape Polymer Group, Inc. USA Employees’ Stock Ownership and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intertape Polymer Group, Inc. USA Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Intertape Polymer Group, Inc. USA Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Tampa, Florida

October 9, 2009

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statements of Net Assets Available for Benefits

               December 31,

2007

2006

Assets

Investments, at fair value

Mutual funds

$36,756,237

$40,470,375

Bond funds

-

1,494,126

Collective Trust and Other Funds

19,424,465

15,166,364

Common trust fund – Intertape Polymer Group, Inc.

2,069,599

3,079,747

Participant loans

2,372,685

2,432,566

Cash

  -

36,494

__________

__________

Total investments

60,622,986

62,679,672

__________

__________

Total assets

60,622,986

62,679,672

Liabilities

Accounts payable

  -

    36,494

__________

__________

     Total liabilities

-

36,494

__________

__________

Net assets available for benefits at fair value

60,622,986

62,643,178

Adjustment from fair value to contract value for fully

benefit-responsive investment contracts

                 (43,366)          112,289

Net assets available for benefits

$60,579,620   $62,755,467

The accompanying notes are an integral part of these financial statements.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

  Year Ended

December 31,

               2007

Additions

Contributions

Employer

$1,907,024

Participant

3,475,669

Total contributions

5,382,693

Investment Income

Interest and dividend income

4,318,191

Net depreciation in value of investments

(2,691,194)

Total investment income

1,626,997

Total additions

7,009,690

Deductions

Benefits paid to participants

9,185,537

     Net decrease

(2,175,847)

Net assets available for benefits

         Beginning of year

62,755,467

     End of year

$60,579,620

The accompanying notes are an integral part of this financial statement.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1 – Description of the Plan

The following description of the Intertape Polymer Group Inc. USA Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Intertape Polymer Group Inc. and its participating subsidiaries (the “Company”) established the Intertape Polymer Group, Inc. Employees’ Stock Ownership and Retirement Savings Plan effective November 29, 1994.  As of January 1, 2001 the Plan was amended and operates as an employee stock ownership plan (“ESOP”), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986 as amended and is subject to the applicable provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”).

Eligibility

To be eligible to enter the Plan, participants must complete 90 consecutive days of service with the Company and have attained the age of 18.

Contributions

Participants may contribute up to 25 percent of their pretax annual compensation, subject to Internal Revenue Service limitations based upon the participants’ compensation level.  The Company may elect to match a portion of elective contributions if participants are credited with at least 180 service days during the Plan year and the participant is employed on the last day of the year.  Matching contributions are generally based upon management’s discretion, but cannot exceed 6% of compensation.  In addition, the Board of Directors, at its discretion, may make an ESOP contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of the Plan earnings or losses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  Each participant is entitled to the vested portion of their account.  Participants may direct the investment of their account balances into various investment options offered by the Plan.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service.  A participant is 20 percent vested after each year and 100 percent vested after five years of service, when he/she reaches normal retirement age, becomes decreased, or becomes totally and permanently disabled.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account balance.  The loans are secured by the balance in the participant’s account and bear interest at a rate of one point above prime.  Principal and interest repayments are made ratably through payroll deductions over a period not to exceed five years, unless the loans were used to purchase a primary residence in which case the loan terms may exceed five years.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1 – Description of the Plan (Continued)

Payment of Benefits

Upon separation of service due to death, disability, or retirement, a participant will receive their benefits as a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Certain in-service withdrawals are allowed by the Plan, in accordance with IRS limitations, for participants meeting minimum age requirements.  Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture.  Total unallocated forfeitures, which will be used to reduce future employer contributions, were $99,963 and $61,639 at December 31, 2007 and 2006, respectively.

2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Guidance

The Financial Accounting Standards Board (“FASB”) issued the FASB Staff Position AAG INV-1 and SOP  94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”) in December 2005.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in a collective trust.  As required by FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment as well as the adjustments of the investment from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared and presented on a contract value basis and was not affected by the adoption of the FSP in 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Plan expenses are paid by the Company.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

2 –  Summary of Significant Accounting Policies (Continued)

Valuation of Investments and Income Recognition

Investments in mutual funds and bond funds are stated at fair value, which are based on published market quotations on national exchanges.  Investments in common trusts are stated at the fair value based on the underlying unit values reported using audited financial statements of the collective trust and changes in such amounts through the Plan’s year end.  Stable Value Funds are recorded at fair value and adjusted to contract value on the Statement of Net Assets Available for Benefits.  Contract value is the amount plan participants or plan sponsors would receive currently if they were to withdraw or transfer funds within the Plan prior to maturity, valued by discounting the related cash flows.  Loans to participants are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

3 – Investments

The following presents investments which are 5 percent or more of the Plan’s net assets available for benefits:

     December 31,

 2007

      2006

__________

__________

Mutual Funds

  Franklin Balance Sheet Investment

$ 4,440,904

$  5,488,330

  Janus Growth and Income

   6,112,728

    6,753,454

  Munder Index 500

   7,630,699

    8,412,357

  Van Kampen Equity and Income

   5,412,165

    5,905,602

  Templeton World

*

    3,416,228

Collective Trust and Other Funds

  Comerica Stable Value Fund

   9,629,178

  13,416,514

  Comerica Destination 2025

   3,393,134

                  *

*Less than 5% of net assets available for benefits as of year end.

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

      2007

Bond Funds

$        4,577

Mutual Funds

  (1,492,057)

Collective Trust and Other Funds

  (155,655)

Common Trust Fund - Intertape Polymer Group, Inc.

  (1,048,059)

Total net depreciation in value of investments

$(2,691,194)

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements – Continued

December 31, 2007 and 2006

4 – Collective Trust and Other Funds

During 2007 and 2006 the Plan invested in Stable Value Funds with Comerica Bank (“Trustee”), the Trustee of the plan.  The fund primarily invests in a variety of investment contracts such as Guaranteed Investment Contracts (GICs) issued by financial institutions and other investment products (separate account contracts and synthetic GICs) with similar characteristics.  The traditional GICs are backed by the general account of the issuer.  The fund deposits a lump sum with the issuers and receives a guaranteed interest rate for a specified time.  The guaranteed rates for the years ended December 31, 2007 and 2006 varied depending on the issuer and contract.  Separate account GICs are similar in structure to traditional GICs, except that the underlying assets are held in a separate account for the benefit of the fund.  A synthetic GIC is an investment contract issued by an insurance company or bank, backed by a portfolio of bonds that are owned by the fund.  These assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian.  The wrapper contracts are obligated to provide an interest rate of not less than zero.

The issuers of these investment contracts guarantee that all qualified participant withdrawals will occur at contract value.

5 – Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the trustee; therefore, these transactions qualify as party-in-interest transactions.  The Intertape Polymer Group, Inc. Stock Fund and participant loans qualify as party-in-interest.

6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their accounts.

7 – Tax Status

The IRS issued a favorable opinion letter dated August 9, 1995, in regards to the Plan.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is  designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”), in all material respects.  As such, no provision for income taxes has been included in the Plan’s financial statements.

8 – Risk and Uncertainties

The Plan invests in various securities including mutual funds and Company stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan has not timely filed audited financial statements with the Securities and Exchange Commission and the United States Department of Labor. As a result, the Plan may be subject to penalties or other actions that may be assessed by those agencies.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements – Continued

December 31, 2007 and 2006

9 – Registration of Shares and Filing Requirements

In August 2001, the Plan sponsor filed a registration statement on Form S-8 to register 300,000 shares of the Plan sponsor’s common stock to be acquired by Plan participants pursuant to the Plan and the interests of those participants in the Plan.  The Plan’s sponsor subsequently filed additional registration statements on Form S-8 in August 2002, August 2003, and April 2004 to register 775,000 additional shares of the Plan sponsor’s common stock to be acquired by Plan participants pursuant to the Plan.

Subsequent to filing the registration statements, the Plan did not file annual reports on Form 11-K.  The Plan participants have acquired in excess of 614,320 shares of common stock of the Plan sponsor pursuant to the Plan.  Consequently, the acquisition of the Shares by the Plan’s trustee for the benefit and at the direction of Plan participants, as well as the issuance of interests in the Plan to participants, may not have been registered in compliance with applicable securities laws.

The failure of the Plan sponsor to comply with the registration requirements could result in claims for rescission by plan participants under applicable securities laws.  However, the Plan sponsor believes that such claims would be subject to a one-year statute of limitations period.  Since none of the shares of the Plan sponsor have been transferred to plan participants in the last twelve months, the Plan sponsor believes that it will not be liable for rescission to any plan participants.  Nevertheless, the Plan sponsor could be subject to claims for rescission for acquisitions prior to the one-year period statute of limitations period and may also be subject to administrative penalties in connection with these matters.

10 – Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

     2007

       2006

Net assets available for benefits per the financial statements

$60,579,620

$62,755,467

Adjustment from the fair value to contract value for

     Fully benefit-responsive investment contracts

         43,366

      (112,289)

$60,622,986

$62,643,178

The following is a reconciliation of income per the financial statements for the year ended December 31,

2007, to Form 5500:

Total additions per the financial statements

  7,009,690

Plus: fair market value adjustment at December 31, 2007

       43,366

Less: fair market value adjustment at December 31, 2006

    (112,289)

Total income per the Form 5500

$7,165,345

Supplemental Schedule

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(b)

Identity of

(c)

issue, borrower,

Description of Investment, including

                                (e)

lessor or similar

maturity date, rate of interest,

(d)

Fair

 (a)

party

collateral, par, or maturity value

Cost

Value

___

___________________________________________________________________________

______

_________

*

Comerica Bank

Mutual and Bond Funds

Dreyfus Small Cap Value Fund

**

$   82,523

William Blair Small Cap Growth

**

979,582

Dreyfus Midcap Value

**

1,857,772

Fidelity Advisor Mid Cap

**

1,992,579

Franklin Balance Sheet Investment

**

4,440,904

Janus Growth and Income

**

6,112,728

Munder Index 500

**

7,630,699

Putnam Equity Income

**

2,700,144

Van Kampen Equity and Income

**

5,412,165

William Blair International Growth

**

2,624,343

Templeton World

**

2,922,798

*

*

Intertape Polymer

    Group Inc.

Intertape Polymer Group, Inc.

**

2,069,599

*

Comerica Bank

Collective Trust and Other Funds

Comerica Stable Value Fund**

9,629,178

Comerica Destination Retirement

**

928,140

Comerica Destination 2025

**

3,393,134

Comerica Destination 2045

**

359,744

Comerica Destination 2035

**

1,061,880

Comerica Destination 2015

**

2,259,734

Federated Stable Value Fund

**

1,792,655

*

Participant Loans – interest rates range from

5.00% to 10.75%

**

    2,372,685

Total

$60,622,986

*

Represents a party-in-interest.

**

Not applicable as the Plan is participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERTAPE POLYMER GROUP INC. USA EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

By:

Intertape Polymer Corp., Plan Administrator

By:

/s/ Burgess H. Hildreth

Burgess H. Hildreth, Vice President

Date:  November 11, 2009

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated October 9, 2009, with respect to the financial statements and supplemental schedule of the Intertape Polymer Group, Inc. USA Employees’ Stock Ownership and Retirement Savings Plan on Form 11-K for the year ended December 31, 2007.  We hereby consent to the incorporation by reference of said report in the Registration Statements of Intertape Polymer Group Inc. on Form S-8 (File Nos. 333-67732 effective August 16, 2001, 333-97961 effective August 12, 2002, 333-108077 effective August 19, 2003 and 333-114954 effective August 28, 2004).

/s/ GRANT THORNTON LLP

Tampa, Florida
November 6, 2009

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